                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PIONEER CORPORATION
                                                -------------------
                                                (Registrant)

Date: December 3, 2003
                                             By /s/ Kaneo Ito
                                                --------------------------------
                                                Kaneo Ito
                                                President and Representative
                                                Director


This report on Form 6-K contains the following:

1. The English translation version of 58th Semiannual Business Report for the six-month period ended September 30, 2003.

                                  (TRANSLATION)

                      THE 58TH SEMIANNUAL BUSINESS REPORT
                   For the Six Months Ended September 30, 2003

   This is a translation of the original Semiannual Business Report written in the Japanese language, prepared primarily for the benefit and information of shareholders of the Company's common stock.







                               PIONEER CORPORATION

                                  Tokyo, Japan

TO OUR SHAREHOLDERS

In the first half of the 58th accounting period, which ended September 30, 2003, consolidated operating revenue of Pioneer Corporation came to 321,090 million yen, about the same as last year.

Operating income increased 33.5% from the same period of the previous year to 17,591 million yen, due mainly to the lower cost of sales ratio, reductions in selling, general and administrative expenses, and higher profits from Patent Licensing as a result of increased revenue from royalties. Net income for the six-month period was 12,475 million yen, up significantly from 5,664 million yen a year earlier, boosted by the growth in operating income, a decrease in foreign exchange loss, a decline in equity in losses of affiliated companies, and income from discontinued operations associated with the sale of our audio/video software subsidiaries.

On a parent-only basis, net sales for the April-September period fell 2.9% to 215,803 million yen, while a net loss of 1,066 million yen was posted, compared with a net income of 1,311 million yen for the same period last year, due to losses from the sale of audio/video software subsidiaries and losses on business reorganization programs.

Interim dividend payments were raised 5.0 yen this year to 12.5 yen per share of common stock.

We continue to face a severe business environment, including uncertainty regarding the economic direction of our major markets - Japan, North America and Europe - and growing price competition for our main products, as well as the rapid appreciation of the yen. Under these circumstances, we are continuing to implement our "select and focus" policy to further expand profitability and improve management efficiency. Pioneer is actively investing management resources in strategic businesses to achieve the group's medium-term business plan. Examples of this include converting optical disc production lines to plasma display lines and the recent transfer of two audio/video software subsidiaries in Japan and the United States to a third party.

To meet the rapid growth in demand for plasma displays, we are continuing to build an efficient production system. We are currently expanding the production line at Pioneer Display Products Corporation, a plasma display production subsidiary, to boost Pioneer's production capacity to more than 500,000 units per year by spring 2005. And to differentiate our products from those of our competitors, we are developing panels that consume less power and offer greater picture quality, while also working to cut costs.

In the DVD business, demand for recordable DVD drives for personal computer (PC) use has seen strong growth. We are actively expanding this business as we strengthen our production capacity in China. Our home-use DVD recorders, especially those offering higher added value with hard disk drives (HDDs) have also been selling very well, and we aim to expand our range of models. We will continue to boost sales in both the PC and home audio/video markets.

Regarding the car electronics business, we will continue to make aggressive promotions and lead the market. In our car navigation systems, HDD models with advanced features are performing well, as are DVD models offering ease of use and affordability. We also maintain a strong position in the car audio market. To satisfy the increasingly diversified needs of consumers, we have been releasing a number of advanced products, such as CD players with organic electroluminescent
(OEL) displays that effectively differentiate themselves from the products of other manufacturers. We are striving to increase our dominance even further.

Pioneer is continuing its drive to minimize operating costs and expenses throughout the group. As well as cutting manufacturing costs by expanding production in China, we are implementing a system that places strict controls on expenses and working on improving ratio in selling, general and administrative expenses. Last April, we launched full operation of a group-wide supply chain management system for some of our products - the result of a project to thoroughly control consolidated inventories. The combination of these efforts should improve our cash flows and further boost profitability.

We sincerely hope that you, our shareholders, will continue in your understanding and support of Pioneer.

December 2003

                                     Kaneo Ito
                                     President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT

PERCENT OF OPERATING REVENUE


                                                       Six Months Ended
                                                         September 30
                                           --------------------------------------
                                           2001             2002             2003
                                           ----             ----             ----
Home Electronics ............              31.1%            30.3%            25.0%
Car Electronics .............              43.2%            45.3%            44.2%
Patent Licencing ............               3.6%             1.9%             2.6%
Others ......................              22.1%            22.5%            28.2%
                                          -----            -----            -----
                                          100.0%           100.0%           100.0%
                                          =====            =====            =====



As a result of the sale of audio/video software subsidiaries in the first half of the 58th accounting period, figures for the corresponding period last year in the "Others" segment have been reclassified.

HOME ELECTRONICS

THIS SEGMENT INCLUDES DVD PLAYERS, DVD RECORDERS, PLASMA DISPLAYS, PROJECTION TVS, STEREO SYSTEMS, INDIVIDUAL STEREO COMPONENTS, EQUIPMENT FOR CABLE-TV SYSTEMS, DIGITAL BROADCAST SET-TOP BOXES AND TELEPHONES.

Sales in the Home Electronics segment amounted to 80,149 million yen, a decline of 17.2% from the same period last year.

    In Japan, while sales of DVD recorders showed strong gains, sales of plasma displays for home use and DVD players fell, resulting in total domestic sales of 27,025 million yen, down 8.3% from the same period last year.

    Overseas, sales of plasma displays for home use grew in North

America, while sales declined for DVD players in Europe and Asia, for audio products and digital cable-TV set-top boxes in North America, and for digital broadcast set-top boxes in Europe. Total overseas sales thus came to 53,124 million yen, a decline of 21.1% compared to the same period last year.

CAR ELECTRONICS

THIS SEGMENT INCLUDES CAR STEREOS, CAR AV (AUDIO/VIDEO) SYSTEMS, CAR SPEAKERS AND CAR NAVIGATION SYSTEMS.

Sales in the Car Electronics segment decreased 2.0% from the same period last year, to 141,840 million yen.

    In Japan, sales of car navigation systems in the consumer market, both HDD and DVD models, showed healthy growth, as did car audio products sold to automobile manufacturers, resulting in total domestic sales of 57,110 million yen, up 8.2% over the previous year.

    Overseas, while sales of car audio products in the Asian consumer markets, particularly China, grew, sales of car audio products in North America both to consumers and automobile manufacturers declined. Total overseas sales in this segment amounted to 84,730 million yen, a drop of 7.9% from the corresponding period last year.

PATENT LICENSING

THIS SEGMENT INCLUDES THE LICENSING OF PATENTS RELATED TO OPTICAL DISC TECHNOLOGIES.

Though patents related to optical discs have expired in some regions, royalty revenue from Patent Licensing rose to 8,404 million yen, up 39.0% over the same period last year, due to a revenue from a renewed contract with a licensee.

OTHERS

THIS SEGMENT INCLUDES RECORDABLE DVD DRIVES, DVD-ROM DRIVES, BUSINESS-USE PLASMA DISPLAYS, ORGANIC ELECTROLUMINESCENT (OEL) DISPLAY PANELS, FACTORY AUTOMATION SYSTEMS AND ELECTRONIC DEVICES.

Sales in this segment increased 26.1% over the same period last year, to 90,697 million yen.

    In Japan, while sales of devices related to cellular phones such as OEL displays rose, sales of karaoke products for commercial use declined as a result of the sale of karaoke-related subsidiaries, and sales of DVD-ROM drives for PCs also declined, resulting in total domestic sales of 34,263 million yen, down 4.3% from the same period last year.

    Overseas, strong growth in sales of recordable DVD drives for PCs, and higher sales of plasma displays for business use in Europe and optical disc manufacturing systems in Asia, resulted in total overseas sales of 56,434 million yen, up 56.1% over the corresponding period last year.

CONSOLIDATED FINANCIAL STATEMENTS
PIONEER CORPORATION AND SUBSIDIARIES

(1) CONSOLIDATED BALANCE SHEETS


                                                           (In millions of yen)
                                                              September 30
                                                        -----------------------
                                                          2003           2002
                                                        --------       --------
ASSETS
Current assets:
   Cash and cash equivalents .....................       137,936        140,412
   Available-for-sale securities .................            --              7
   Trade receivables, less allowance .............       102,912        105,610
   Inventories ...................................       110,316        106,801
   Others ........................................        65,763         60,936
                                                        --------       --------
         Total current assets ....................       416,927        413,766
Investments and long-term receivables ............        28,360         30,269
Property, plant and equipment, less depreciation .       154,319        149,870
Intangible assets ................................        17,403         14,023
Other assets .....................................        42,817         33,673
                                                        --------       --------
                                                         659,826        641,601
                                                        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current portion
     of long-term debt ...........................        35,594         45,500
   Trade payables ................................        78,526         70,060
   Others ........................................       108,607         90,776
                                                        --------       --------
         Total current liabilities ...............       222,727        206,336
Long-term debt ...................................        28,528         35,112
Other long-term liabilities ......................        71,944         48,567
Minority interests ...............................        17,728         18,079
Shareholders' equity:
   Common stock ..................................        49,049         49,049
   Capital surplus ...............................        82,294         82,060
   Retained earnings .............................       263,548        245,018
   Accumulated other comprehensive income (loss) .       (65,535)       (39,101)
   Treasury stock ................................       (10,457)        (3,519)
                                                        --------       --------
         Total shareholders' equity ..............       318,899        333,507
                                                        --------       --------
                                                         659,826        641,601
                                                        ========       ========

(2) CONSOLIDATED STATEMENTS OF INCOME


                                                        (In millions of yen except
                                                          per share information)

                                                            Six months ended
                                                              September 30
                                                       ------------------------
                                                         2003            2002
                                                       --------        --------
Operating revenue:
   Net sales ...................................        312,686         313,467
   Royalty revenue .............................          8,404           6,044
                                                       --------        --------
                                                        321,090         319,511
                                                       --------        --------
Operating costs and expenses:
   Cost of sales ...............................        220,052         222,028
   Selling, general and administrative .........         83,447          84,308
                                                       --------        --------
                                                        303,499         306,336
                                                       --------        --------
Operating income ...............................         17,591          13,175
Other income (expenses):
   Interest income .............................            730             986
   Foreign exchange gain (loss) ................         (1,005)         (1,459)
   Interest expense ............................         (1,186)         (1,338)
   Others, net .................................            462             191
                                                       --------        --------
                                                           (999)         (1,620)
                                                       --------        --------
Income from continuing operations before
     income taxes ..............................         16,592          11,555
Income taxes ...................................          6,828           3,360
Minority interest in income of subsidiaries ....           (168)            867
                                                       --------        --------
Equity in losses of affiliated companies .......         (1,761)         (2,758)
                                                       --------        --------
Income from continuing operations ..............          7,835           6,304
Income (loss) from discontinued operations,
     net of taxes ..............................          4,640            (640)
                                                       --------        --------
Net income .....................................         12,475           5,664
                                                       ========        ========
Net income per share (in yen):
   Basic .......................................          71.11           31.53
   Diluted .....................................          71.09           31.53


(3) CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          (In millions of yen)
                                                            Six months ended
                                                              September 30
                                                        -----------------------
                                                          2003           2002
                                                        --------       --------
Operating activities:
   Net income ....................................        12,475          5,664
   (Income) loss from discontinued
     operations, net of taxes ....................        (4,640)           640
   Depreciation and amortization .................        18,891         16,781
   (Increase) decrease in trade receivables ......         1,022         14,893
   Increase in inventories .......................       (21,013)       (12,474)
   Increase (decrease) in trade payables .........        15,209         14,452
   Increase in other accrued liabilities .........         4,632          3,623
   Other .........................................        (3,355)        (1,444)
                                                        --------       --------
     Net cash provided by operating activities ...        23,221         42,135
                                                        --------       --------
Investing activities:
   Payment for purchase of fixed assets ..........       (28,239)       (20,375)
   Other .........................................         3,631          4,948
                                                        --------       --------
     Net cash used in investing activities .......       (24,608)       (15,427)
                                                        --------       --------
Financing activities:
   Increase (decrease) in short-term borrowings
     and long-term debt ..........................         4,610         (3,205)
   Dividends paid ................................        (1,754)        (1,350)
   Purchase of treasury stock ....................            (5)        (3,507)
   Other .........................................          (186)          (171)
                                                        --------       --------
     Net cash provided by (used in)
         financing activities ....................         2,665         (8,233)
                                                        --------       --------
Effect of exchange rate changes on cash
   and cash equivalents ..........................        (5,822)        (5,176)
                                                        --------       --------
Net increase (decrease) in cash
   and cash equivalents ..........................        (4,544)        13,299
Cash and cash equivalents at beginning of period .       142,480        127,113
                                                        --------       --------
Cash and cash equivalents at end of period .......       137,936        140,412
                                                        ========       ========

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. The consolidated financial statements include the accounts of the parent company and 134 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

4. As a result of the sale of subsidiaries in audio/video software business in the second quarter of the fiscal 2004, the gain on such sale, as well as the business results of discontinued operations, are presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

FINANCIAL STATEMENTS
PIONEER CORPORATION -- PARENT COMPANY ONLY

(1) CONDENSED BALANCE SHEETS


                                                            (In millions of yen)
                                                                September 30
                                                          ----------------------
                                                            2003           2002
                                                          -------        -------
ASSETS
Current assets:
   Cash ..........................................         29,100         24,329
   Notes and accounts receivable--trade ..........         37,899         39,714
   Marketable securities .........................         18,782         42,350
   Inventories ...................................         29,874         25,629
   Other current assets ..........................         30,992         42,439
                                                          -------        -------
     Total current assets ........................        146,650        174,464
Fixed assets:
   Tangible ......................................         39,443         31,282
   Intangible ....................................         16,769          9,458
   Investments and others ........................        190,020        179,188
                                                          -------        -------
     Total fixed assets ..........................        246,233        219,929
                                                          -------        -------
Total assets .....................................        392,883        394,394
                                                          =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable--trade .......................         45,533         43,016
   Accrued expenses ..............................         38,348         32,389
   Other current liabilities .....................         10,017         14,796
                                                          -------        -------
     Total current liabilities ...................         93,898         90,202
Long-term liabilities ............................         28,996         28,443
                                                          -------        -------
Total liabilities ................................        122,895        118,645
Shareholders' equity .............................        269,988        275,748
                                                          -------        -------
Total liabilities and shareholders' equity .......        392,883        394,394
                                                          =======        =======

(2) CONDENSED STATEMENTS OF INCOME


                                                          (In millions of yen)
                                                            Six months ended
                                                              September 30
                                                        -----------------------
                                                          2003           2002
                                                        --------       --------
Net sales ........................................       215,803        222,282
   Cost of sales .................................       168,143        179,906
   Selling, general and administrative expenses ..        44,227         40,374
                                                        --------       --------
Operating income .................................         3,432          2,001
   Non-operating income (expenses), net ..........           132           (632)
                                                        --------       --------
Ordinary income ..................................         3,565          1,368
   Other expenses, net ...........................        (6,050)          (316)
                                                        --------       --------
Income (loss) before income taxes ................        (2,485)         1,052
   Income taxes ..................................        (1,418)          (259)
                                                        --------       --------
Net income (loss) ................................        (1,066)         1,311
                                                        ========       ========

Notes:

1. Accumulated depreciation on tangible fixed assets on September 30, 2003 and 2002 was 90,756 million yen and 92,673 million yen, respectively.

2. A net loss per share of common stock of 6.08 yen was recorded for the six months ended September 30, 2003, while net income per share of common stock for the corresponding period of 2002 was 7.30 yen.

CONDITION OF SHAREHOLDERS AND SHARES
(AS OF SEPTEMBER 30, 2003)

NUMBER OF SHARES ISSUED                                       180,063,836 shares

Note: 4,630,826 shares of treasury stock held by the Company are included.



DISTRIBUTION OF SHARE-OWNERSHIP


                                                                          Percentage of
                                            Number of    Number of      Shareholdings to
                                           Shareholders Shares Held   Total Issued Shares
                                           ------------ -----------   -------------------
Financial institutions ............            130         79,859            44.35%
Securities companies ..............             54          2,598             1.44
Other Japanese business
   corporations ...................            289          4,227             2.35
Foreign corporations
   and individuals ................            452         62,407            34.66
Japanese individuals
   and others .....................         24,844         30,970            17.20
                                            ------        -------           ------
Total .............................         25,769        180,063 thousand  100.00%


TOP TEN LARGEST SHAREHOLDERS


                                                                Number of Shares Held
                                                               and its Percent to Total
                                                             ---------------------------
Japan Trustee Services Bank, Ltd. (Trust Account)            17,803 thousand     (9.88%)
The Master Trust Bank of Japan, Ltd.
   (Trust Account)                                           10,151              (5.63)
UFJ Trust Bank Limited (Trust Account A)                      5,997              (3.33)
State Street Bank and Trust Company                           5,250              (2.91)
The Bank of Tokyo-Mitsubishi, Ltd.                            4,154              (2.30)
The Sumitomo Mitsui Banking Corporation                       4,089              (2.27)
Mizuho Bank, Ltd.                                             4,000              (2.22)
Mizuho Trust & Banking Co., Ltd., Pension Trust,
   Mizuho Bank Account                                        3,955              (2.19)
Bank of Bermuda Limited, Hamilton                             3,840              (2.13)
Kanya Matsumoto                                               3,828              (2.12)


Note: The Company holds 4,630 thousand shares as treasury stock.

STOCK EXCHANGE LISTINGS

Tokyo Stock Exchange                  New York Stock Exchange
Osaka Securities Exchange             Euronext Amsterdam

PRICE PER SHARE AND VOLUME OF SHARES TRADED ON THE TOKYO STOCK
EXCHANGE



                                Volume
              High     Low     (thousand
             (yen)    (yen)     shares)
             -----    -----     -------
2000

Oct.         4,580    3,190    21,829
Nov.         3,680    3,030    27,982
Dec.         3,800    2,710    24,129

2001

Jan.         3,640    2,920    19,327
Feb.         3,350    2,765    15,574
Mar.         3,750    2,720    21,924
Apr.         3,930    3,020    22,531
May          4,250    3,570    24,332
June         3,950    3,580    22,121
July         3,920    2,960    18,429
Aug.         3,430    2,355    24,539
Sept.        2,710    2,155    21,630
Oct.         2,860    2,210    23,175
Nov.         3,150    2,285    28,229
Dec.         3,290    2,635    23,439

2002

Jan.         3,330    2,800    24,977
Feb.         2,685    2,150    42,385
Mar.         2,910    2,440    27,601
Apr.         2,860    2,385    26,982
May          2,595    2,280    25,405
June         2,355    1,981    23,528
July         2,210    1,980    24,659
Aug.         2,260    2,025    31,233
Sept.        2,220    1,900    21,349
Oct.         2,130    1,805    20,215
Nov.         2,430    2,045    32,263
Dec.         2,490    2,150    22,870

2003

Jan.         2,405    2,070    21,562
Feb.         2,600    2,260    33,006
Mar.         2,620    2,390    24,271
Apr.         2,460    2,225    25,507
May          2,555    2,290    23,202
June         2,840    2,490    35,912
July         2,970    2,635    31,308
Aug.         2,815    2,515    27,317
Sept.        3,030    2,600    40,815
